

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

June 6, 2005

Mr. J.P. Vickers
Chief Financial Officer
GeoResources, Inc.
1407 West Dakota Parkway, Suite 1-B
Williston, North Dakota 58802-1505

> **Re: GeoResources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed March 30, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2005**
> **Filed May 13, 2005**
> **File No. 0-08041**

Dear Mr. Vickers:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies

1.   We note that you identify several areas of accounting where critical accounting
        policies are used to record activity. However, your disclosures appear to lack
        association with specific accounting estimates that may be necessary to an
        understanding of your liquidity, capital resources, and results of operations.
        Please expand your disclosures to address the specific instances where
        uncertainties exist in your estimates. Your disclosures should provide
        information about the quality and variability of your earnings and cash flow so
        that investors may ascertain the indicative value of your reported financial
        information. We generally find that disclosures including both a sensitivity
        analysis and discussion of historical experience making the critical estimate are
        effective in conveying this information. Please refer to FRC Section 501.14 for
        further guidance on this subject.

Results of Operations

General

2.   We note that you provide "Gross margin" for your oil and gas, drilling, and
        leonardite operations before consideration of depreciation, depletion and
        amortization (DD&A). Please present an amount that is fully burdened with
        DD&A related to your production or provide an applicable reconciliation
        consistent with SAB Topic 11:B.

Controls and Procedures

3.   We note your disclosure that based on your evaluation of the design and operation
        of your disclosure controls and procedures, your Chief Executive Officer and
        Chief Financial Officer concluded that your disclosure controls and procedures
        "are effective to ensure that information required to be disclosed by us in our
        Exchange Act reports was recorded, processed, summarized and reported within
        the time periods." Revise to clarify, if true, that your officers concluded that your
        disclosure controls and procedures are also effective to ensure that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is accumulated and communicated to your management, including your Chief
        Executive Officer and Chief Financial Officer, to allow timely decisions
        regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition,
        please address this comment in your Form 10-QSB.

4.   We note your statement that there have been no "significant changes" to your internal controls or in other factors that could "significantly affect" these controls. Note, however, that Item 308(c) of Regulation S-B requires that you disclose *any* change in the small business issuer's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. As such, we believe you should revise your disclosure, as appropriate. In addition, please address this comment in your Form 10-QSB.

Note A – Significant Accounting Policies

Oil and Gas Properties

5.   Please expand your policy footnote to address the following items identified in Rule 4-10(c) of Regulation S-X, which are required by paragraph 12(b) of APB 22:

   ▪ Disclose how you account for the costs relating to production activities. Refer to Rule 4-10(c) (5) of Regulation S-X.

   ▪ Disclose how the transactions described in Rule 4-10(c)(6)(i)-(iv) of Regulation S-X affect your accounting, if applicable.

Note N- Oil and Gas Producing Activities and Properties

6.   We note that you have used an imputed income tax amount in your calculation of results of operations from oil and gas producing activities. Please tell us what you mean by "imputed" and whether you have complied with the requirement in paragraph 26 of SFAS 69 to use the statutory tax rate for the period. In addition, explain why there were no related tax provisions for fiscal years 2002 and 2003.

Standardized Measure of Proved Oil and Gas Reserves (Unaudited)

7.   There is no provision for your use of the line item "Future development, retirement and salvage" in paragraph 7(e) of SFAS 69. Please revise your presentation in future filings, and provide us with a sample of your intended disclosure.

Engineering Comments

Properties

Leonardite Plant and Mine

8.   At the end of the second paragraph of this section, you disclose that you believe
        that the leonardite contained in the 240 acres LMU is sufficient to supply your
        plant's raw material requirements for many years before these "reserves" are
        exhausted. Pursuant to Industry Guide 7 (b) (5), if proven or probable reserves
        have been established, in future filings, disclose the estimated tonnage and grades
        or quality, where appropriate. Industry Guide 7 can be reviewed on the Internet at
        http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Comparison of 2004 to 2003 Revenue, Costs and Gross Margins for Oil and Gas
Operations

9.   You state that almost all the waterflood facilities were completed in 2004 on the
        Landa West Madison Unit. Have you attributed any secondary recovery reserves
        to proved reserves? If so, please describe the nature of these reserves and the
        basis for classifying them as proved reserves. Tell us what percentage is
        classified as proved developed and proved undeveloped reserves.

Estimated Quantities of Proved Oil and Gas Reserves

10.   We note that in 2002 and 2003 you had positive revisions of previous estimates of
        proved oil reserves of approximately 21% of your beginning 2002 proved oil
        reserves. We also note that oil production has declined in both 2003 and 2004.
        Supplementally, please explain to us in as much detail as necessary the nature of
        these positive revisions of your previous estimates in proved oil reserves and why
        production does not appear to have been impacted.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Controls and Procedures

11.   We note your statement that "Disclosure controls and procedures, no matter how
        well designed and implemented, can provide only reasonable assurance of
        achieving an entity's disclosure objectives..." Please revise to state clearly, if
        true, that your disclosure controls and procedures are designed to provide
        reasonable assurance of achieving their objectives and that your principal
        executive officer and principal financial officer concluded that your disclosure
        controls and procedures are effective at that reasonable assurance level. In the
        alternative, remove the reference to the level of assurance of your disclosure
        controls and procedures. Refer to Section II.F.4 of Management's Reports on

> Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, Jennifer Goeken at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705, or Jim Murphy, Petroleum Engineer at (202) 551-

3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director